Exhibit 99.1

Suntech Announces New Forbearance Agreement with Holders of 3% Convertible Notes

WUXI, China — June 28, 2013 — Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech” or the “Company”) today announced that it has reached an accord with holders of a majority of the 3% Convertible Senior Notes (the “Bondholders”) for a new forbearance agreement that sets forth the next steps in the debt restructuring process. The new forbearance agreement provides further time to implement the restructuring and will expire on August 30, 2013.

In particular, the new agreement contemplates an equitization of all major debt claims held by the Bondholders. In addition, the Bondholders will nominate two additional members to the Company’s Board of Directors who will provide guidance and assist in the Company’s ongoing restructuring efforts.

In the coming weeks, the Bondholders and the Company will work toward a framework agreement regarding the specific terms of a debt restructuring and equitization. The Company and the Bondholders will also work together to identify strategic and financial investors to bring in new capital to Suntech.

David King, Suntech’s CEO said, “Through the efforts made by the Bondholders and the Company in the past months, we now have a clear path and focused work plan. The Company and the Bondholders will work closely at both the Board and operational levels in the coming weeks. We remain optimistic that a mutually acceptable consensual restructuring of the Company is achievable.”

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional operations in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes major debtholders equitizing their debt claims, the successful implementation of a framework agreement to equitize debt, the addition of new members to the board of directors, the ability to find investors to bring in new capital to Suntech, and the ability of the Company to execute a successful restructuring. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Ryan Scott Ulrich

Public Relations and Investor Relations

Ph: +86 510 8531 8654

Email: ryan.ulrich@suntech-power.com